Sharon D. Mitchell, Attorney at Law
SD Mitchell & Associates, PLC
57492 Onaga Trail ∙ Yucca Valley, California 92284
829 Harcourt Rd. ∙ Grosse Pointe Park, Michigan 48230
 (248) 515-6035 (Phone) (248) 751-6030 (Facsimile) sharondmac2013@gmail.com

*Admitted in Michigan

6 March 2017

Mr. Scott Anderegg
Ms. Mara Ransom
United States Securities
 And Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re:           Eco Science Solutions, Inc.
Registration Statement on Form S-1
Filed January 27, 2017
File No. 333-25761

Dear Mr. Anderegg:

We are in receipt of your correspondence dated February 24, 2017, and on behalf of Mr. Jeffery Taylor, President of Eco Science Solutions, Inc., I would like to take this opportunity to respond to your comments in said correspondence and with regard to the above-referenced Form S-1 Registration Statement for Eco Science Solutions, Inc.

Prospectus Summary, page 3

1.  Please prominently disclose that your auditors have raised substantial doubt as to your ability to continue as a growing concern.  In addition, please disclose that you have no or limited active business operations, no revenues, and no significant assets.

Response: We have revised our document to include a prominently placed disclosure regarding our ability to continue as a growing concern.

10,000,000 PVLLC Equity Purchase Agreement and Registration Rights Agreement, page 4

2.  We note here and elsewhere in your prospectus that the Equity Purchase Agreement provides you with the option to sell to PVLLC up to $35,000,000 worth of your common stock.  It appears, however, that the agreement allows you to sell up to 10,000,000 shares with a “Maximum Commitment Amount” of $10,000,000, pursuant to the terms of the Equity Purchase Agreement.  Please revise to remove all references to the $35,000,000 dollar value of the equity line agreement or tell us why you believe these references are appropriate.  Please further revise to indicate the hypothetical number of shares you could be obligated to issue if PVLLC were able to exercise a put for the Maximum Commitment Amount as of a specific date.

Response: We have revised our document to eliminate all references to the $35,000,000 dollar value of the equity line agreement.

3.  We also note that in reference to the $35,000,000 worth of your common stock, you state that “[t]his amount was used as a starting point for the investment and may be modified by entering into another agreement or by amending the existing agreements.”  In this regard, in order to register this transaction as an indirect primary offering, you and PVLLC may not have the ability to renegotiate terms of the agreement after you have filed the registration statement as this suggests that the private placement of the shares has not been completed.  Please advise.

Response: We have eliminated this statement in our document.

Mr. Scott Anderegg
United States Securities and
 Exchange Commission
Re:  Eco Science Solutions, Inc.
6 March 2017

Selling Stockholders, page 17

4.   Please revise your table to indicate, if true, that PVLLC could own 10,000,000 shares of your common stock within 60 days by inserting that amount in the “Shares Owned by the Selling Stockholders before the Offering” column of the table and revise to state “0” for the “% of Class” in the final column, if you continue to include “0” in the “# of Shares” column.

Response: We have revised the table of our Selling Stockholders in our document to reflect the ownership of the 10,000,000 Shares.

Our Current Business, page 29

5.  Please thoroughly revise this section to clarify and better describe the status of your current operations and your proposed operations.  Considering you have not yet generated any revenue from the 3 source3s you mention on page 5, please clarify the next steps you intend to take to facilitate generation of revenues and the costs associated with these steps.  As one example, please disclose whether your applications are available for download and use and, if not, describe the status of their development.  If they are available for download, quantify the amount of downloads and disclose whether you have retained any advertisers for your applications.  As another example, it appears that your Herbo e-commerce platform offers products for sale; however, your financial statements reflect no inventory nor any cost of sales.  Please revise to state the status of the development of your e-commerce platforms.

Response: We have revised our document to better reflect our current business, as well as the status of our e-commerce platforms.

6.  We note your description of your Herbo app, where consumers can search for local dispensaries, delivery services, doctors and related cannabis products.  Please discuss the risks associated with this line of business, including all Federal and state regulations that may impact your business and any possible law enforcement consequences.  In this regard, please revise your statement on page 30 that your business is not subject to any unique or industry related governmental regulations.

Response:  We have revised our document to include risks associated with this business and relative to federal and state regulations.

Market for Common Equity and Related Stockholder matters, page 32

7.  Please update the disclosure regarding the trading price of your common stock as of a recent practicable date and properly identify the specific OTC market, OTCQB, upon which your common stock is currently being quoted.

Response: We have revised our document to reflect a more recent trading price and have identified our trading on the OTCQB.

Mr. Scott Anderegg
United States Securities and
 Exchange Commission
Re:  Eco Science Solutions, Inc.
6 March 2017

Management’s Discussion and Analysis of Financial Condition…,page 33

8.  We note that “the future of [y]our company” is dependent upon additional financing and achieving revenues.  Until you are able to achieve revenues, please quantify the amount of financing you will need to procure over the next 12 months to continue in business.

Response:  We have revised our document to identify the amount of financing we will need over the next 12 months.

Executive Compensation, page 46

9.  Please update your executive compensation disclosure to include your recently completed fiscal year.  Please refer to Item 402 of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 117.05.

Response: We have revised our document to include updated executive compensation.

Security Ownership of Certain Beneficial Owners and Management, page 48

10.  Please update the disclosure regarding the beneficial ownership of your common stock and the number of record holders of your securities as of a recent practicable date to include the shares held by the selling stockholders.  Also, it is unclear why the percentage of class owned and percentage of total voting shares held by your directors and officers differ when your disclosure states that the voting provisions of your common stock are 1 vote per share.  Please refer to Item 403(a) of Regulation S-K.

Response:  We have revised our document to include the selling stockholders in this table.  Relative to the discrepancy of the percentage of class owned and percentage of total voting shares held by directors and officers; this was a typographical error and has been corrected.

The Company will be seeking acceleration of Effect of its S-1; we appreciate your expeditious handling of this matter and look forward to hearing from you soon.

Thank you for your kind assistance regarding this matter.  Should you have any questions, or need further information, please do not hesitate to contact me at any of the numbers listed above, or Mr. Jeffery Taylor at (800) 379-0226.

With best regards,

/s/ Sharon D. Mitchell
Sharon D. Mitchell

/
cc:  Mr. Jeffery Taylor, President
       Eco Science Solutions, Inc.